Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

04046008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV - 5 2004
WASH. D.C. 213

25 October 2004

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Two Notifications of Major Interests in Shares
Schedule 11 – Three Notifications of Directors Interests
One Notifications of Directors Interests
Issue of B shares announcement

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

pp. John Warren
Deputy Company Secretary

dw 11/9

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:34 20-Sep-04
Number	PRNUK-2009

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

ZURICH FINANCIAL SERVICES AND ITS GROUP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 20p

10. Date of transaction

11. Date company informed

16/09/2004

12. Total holding following this notification

NOW HOLDS LESS THAN 3%

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

20/09/2004

END

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Regu'atory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:43 22-Sep-04
Number	PRNUK-2209

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY,LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

20 September 2004

12. Total holding following this notification

69,812,779

13. Total percentage holding of issued class following this notification

4.1%

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 22 Septemer 2004

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:16 08-Oct-04
Number	PRNUK-0810

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th October 2004 of 45,810 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 258.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,981,262 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 48

C H Green 48

A B Shilston 48

Company notified 8 October 2004

Dated 8 October 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:02 08-Oct-04
Number	PRNUK-0810

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   111

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    256.75p

13. Date of transaction

    07/10/2004

14. Date company informed

    8/10/2004

15. Total holding following this notification

6,135

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/10/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:01 08-Oct-04
Number	PRNUK-0810

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   4,833

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    256.75p

13. Date of transaction

    07/10/2004

14. Date company informed

    8/10/2004

15. Total holding following this notification

123,153

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fee. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/10/2004

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:00 08-Oct-04
Number	PRNUK-0810

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
382	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	256.75p	7/10/2004	8/10/2004

15. Total holding following this notification

1,214

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/10/2004

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Circ re Issue of B Shares
Released	14:00 22-Oct-04
Number	PRNUK-2210

STOCK EXCHANGE ANNOUNCEMENT

Under arrangements approved at the Annual General Meeting on 5th May 2004, Rolls-Royce Group plc (the 'Company') will issue B shares to ordinary shareholders in place of an interim dividend. These B Shares can be redeemed for cash or converted into ordinary shares in the Company. The Conversion Share Value, being the value at which shareholders may have their B Shares converted into Ordinary Shares, has been set at 250p. The full statement to ordinary shareholders under rule 5.28 (a) of the Listing Rules is reproduced below.

For further information please contact Peter Barnes-Wallis, Director, Financial Communications, Rolls-Royce plc, tel. no. 020 7227 9141 or John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878.

Date: 22 October 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Rolls-Royce Group plc Ordinary Shares on or before October 15, 2004, please send this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Application will be made to the competent authority in the UK for the B Shares to be admitted to the Official List and for admission to trading on the London Stock Exchange. It is expected that Admission of the B Shares will become effective on January 4, 2005.

Rolls-Royce Group plc

ISSUE OF B SHARES

RULE 5.28(a) STATEMENT

To be valid, Redemption/Conversion Mandates must be returned in the prescribed manner to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FA or by hand to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London, EC4V 3BJ so as to be received by no later than 5.00 p.m. on December 6, 2004.

If you have any queries in relation to this proposal or the completion of the Redemption/Conversion Mandate, you may call Computershare Investor Services PLC on 0870 703 0162 between 8.30 a.m. and 5.30 p.m. on any Business Day. Computershare Investor Services PLC will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

This document is issued in accordance with Rule 5.28(a) of the Listing Rules of the UK Listing Authority. A full circular in relation to the issue of B Shares was issued on March 22, 2004. A copy of that circular can be found on the Investors section of the Company's website www.rolls-royce.com or may be requested from the Company during normal office hours.

PART 1: DETAILS OF B SHARES AND THE PROPOSED REDEMPTION AND CONVERSION OFFER

1. Allotment of B Shares and Admission

On May 5, 2004 the Company was authorised to capitalise £200 million standing to the credit of the Company's merger reserve, to pay up the creation of B Shares. As at July 29, 2004 there were 4,883,600,894 B Shares in issue. B Shares will be issued to Shareholders who appear on the Company's register of members on the Record Date on the basis of 31.8 B Shares for each Ordinary Share then held. As fractions of B Shares cannot be issued, the total number of B Shares to be issued to you will be rounded down to the nearest whole B Share. These B Shares are referred to as the January 2005 B Shares. The total number of January 2005 B Shares issued will therefore be 54,205,598,430, which will bring the total amount of the B Shares in issue to 58,800,039,474.

The allotment of the January 2005 B Shares will be effected pursuant to the authority that was given by Resolution 24 at the Annual General Meeting. None of the January 2005 B Shares will be marketed or made available in whole or in part to the public.

Application will be made for the January 2005 B Shares to be admitted to the Official List and dealings are expected to commence on the London Stock Exchange on January 4, 2005. The B Shares previously issued by the Company (which have not been redeemed or converted), are listed on the Official List and traded on the London Stock Exchange.

2. Features of B Shares

B Shares are non-cumulative redeemable convertible preference shares with a nominal value of 0.1 pence each. The following is a brief summary of the rights and restrictions of B Shares, the full terms of which are reflected in the articles of association of the Company:

(a) Income

(i) Out of the profits available for distribution, the holders of the B Shares shall be entitled, in priority to any payment of a dividend to the holders of Ordinary Shares, to be paid a non-cumulative preferential dividend per B Share at such rate on the nominal value thereof (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) as calculated in accordance with sub-paragraph (ii) below, such dividend to be paid half-yearly in arrears in respect of Calculation Periods (as defined below) on January 2 and July 1 in each year or, if any such date is not a Business Day, on the next day which is a Business Day (without any interest or payment in respect of such delay) (each a ``Payment Date''). The first dividend on the January 2005 B Shares will be paid on July 1, 2005 in respect of the dividend Calculation Period commencing on January 1, 2005.

(ii) Each of the periods commencing on January 1 and ending on June 30 and commencing on July 1 and ending on December 31 (as applicable) is called a ``Calculation Period''. The rate per annum of the B preferential dividend for each Calculation Period shall be 75 per cent of LIBOR on the first Business Day immediately preceding the relevant first day of the Calculation Period.

(iii) Payments of B preferential dividends in respect of the Calculation Period commencing on January 1, 2005 shall be made to holders on the register of B Shareholders on Friday June 10, 2005.

(iv) The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company.

(v) All B preferential dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) Capital

The B Shares will not rank pari passu with the existing Ordinary Shares. On a return of capital on a winding-up, the holders of the B Shares shall be entitled, in priority to any payment to the holders of Ordinary Shares, to the repayment of the nominal capital paid up or credited as paid up on the B Shares held by them, together with a sum equal to the outstanding preferential dividend which will have accrued but not been paid until the date of the return of capital. The aggregate amount due to each B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If, on a return of capital, the amounts available for payment are insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share pro rata in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) Voting and general meetings

The B Shares will carry limited voting rights. The holders of B Shares shall not be entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution. Where the holders of B Shares are entitled to vote at a general meeting of the Company upon any such resolution being

proposed at such general meeting, on a show of hands every holder of B Shares who (being an individual) is present in person or (being a corporation) is present by representative will have one vote and on a poll every B Shareholder present in person or, being a corporation, by representative or by proxy will have one vote for every 200 B Shares held by such holder.

(d) Redemption and Conversion Rights

The B Shares are redeemable for cash in accordance with the Redemption Offer or Future Redemption Offer or can be converted into Ordinary Shares in accordance with the Conversion Offer or Future Conversion Offer as set out below in paragraphs 5 and 6 respectively.

(e) Transfers

The B Shares will be transferable by instrument of transfer in usual or common form. The B Shares already issued and not redeemed or converted are transferable in CREST if held in uncertificated form.

3. Form in which B Shares will be issued and Shareholders to whom they will be issued

All Shareholders holding Ordinary Shares on the Record Date will have their names entered into the Company's B Share register, to reflect their holding of the January 2005 B Shares.

Shareholders who have made an Evergreen Election to redeem or convert B Shares will receive cash or Ordinary Shares (in accordance with their election) as set

out below in paragraphs 5 and 6 respectively and also paragraph 9. Shareholders who wish to change or cancel their election should contact the Registrars on 0870 703 0162 between 8.30 a.m. and 5.30 p.m. on a Business Day prior to the Prescribed Time to request a form to effect such change or cancellation.

Unless they complete and return the Redemption/Conversion Mandate by the Prescribed Time, those Shareholders who have not previously made an Evergreen Election will be sent a B Share certificate or (where they currently hold B Shares through CREST) will have their CREST accounts credited with B Shares, on January 4, 2005 as more fully set out in paragraph 9 below.

4. Holders of Existing B Shares

Shareholders who currently hold B Shares should note that their election in the Redemption/Conversion Mandate applies to this issue of B Shares and to any future issues of B Shares but not to their existing holding of B Shares.

(a) Holders of existing B Shares in certificated form

Existing holders of B Shares in certificated form must complete the election mandates printed on the reverse side of their existing B Share certificates and return them to the Registrars as set out in paragraphs 5 and 6 below in order to redeem or convert their existing B Shares. This mandate must be returned to the Registrars by the Prescribed Time to be valid.

Any Shareholder who currently holds certificated B Shares will therefore have to complete both the Redemption/Conversion Mandate and make an election on the reverse of their B Share certificate if they wish to redeem or convert both this issue of B Shares (the January 2005 B Shares) and any currently held certificated B Shares.

(b) Holders of existing B Shares in uncertificated form (i.e. in CREST)

Existing holders of B Shares in uncertificated form will be given a separate option to redeem or convert those shares via a CREST notification. This CREST notification will not apply to the January 2005 B Shares but only to the B Shares in CREST on the Record Date (Crest Currently Held B Shares). Any Shareholder who has CREST Currently Held B Shares will therefore have to complete both the Redemption/Conversion Mandate and make an election through CREST as set out below if they wish to redeem or convert both this issue of B Shares (the January 2005 B Shares) and any CREST Currently Held B Shares.

CREST Currently Held B Shares should be redeemed or converted by following the procedure set out below.

(i) The prescribed form of redemption or conversion is an Unmatched Stock Event Instruction (USE instruction) which, on its settlement, will have the effect of crediting a stock account of the Registrars, under the participant ID and member account ID specified below, with the number of CREST Currently Held B Shares to be redeemed or converted.

(ii) The USE instruction must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

1. the number of CREST Currently Held B Shares to be redeemed or converted;

2. the participant ID of the holder of the CREST Currently Held B Shares;

3. the member account ID of the holder of the CREST Currently Held B Shares from which the CREST Currently Held B Shares are to be debited;

4. the participant ID of the Registrars, i.e. 3RA53;

5. the member account ID of the Registrars, i.e. to redeem = 'REDEEM'; and to convert = 'CONVERT';

6. the corporate action number (which will be allocated by CRESTCo Limited and can be found by viewing the relevant corporate action details);

7. the corporate ISIN, i.e. GB0034223551; and

8. the intended settlement date which must be on or before December 6, 2004.

In order for an uncertificated redemption or conversion to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above.

CREST members and (where applicable) their CREST sponsors should note that the latest time at which a USE instruction may settle is 3.00 p.m. GMT (the CREST deadline for settlement).

Redemption proceeds or Ordinary Shares are expected to be credited to CREST accounts on January 5, 2005.

5. Redemption Offer

The Company offers to redeem for cash all B Shares currently in issue and all the January 2005 B Shares, in accordance with the provisions of this paragraph 5 and paragraph 9 below.

(a) Circumstances under which B Shares can be redeemed

During the Election Period or a Future Election Period, and in accordance with the terms and conditions of the Redemption Offer or the relevant Future Redemption Offer (as the case may be), holders of B Shares may elect to exercise their Redemption Right. The Company expects to set Future Election Periods twice a year and may at any other time, by notifying Members in any way it deems appropriate, allow B Shareholders to elect to have their B Shares redeemed at their 0.1 pence nominal value (subject to rounding in the manner the Company deems appropriate) and on the terms and conditions announced by the Company at those times (or to have their B Shares converted into Ordinary Shares at the Conversion Share Value determined by the Company in accordance with paragraph 6 below).

In addition, the Company may, at its discretion, redeem all unredeemed B Shares remaining in issue in the following circumstances:

(i) at any time, if the aggregate number of B Shares in issue is less than 10% of the aggregate number issued; or

(ii) at the Company's option, at any time, in the following circumstances:

(aa) a proposed capital restructuring of the Company by way of a creation and/or issue of new or existing securities (other than B Shares); or

(bb) a new holding company being inserted above the Company; or

(cc) an acquisition of the Company; or

(dd) a demerger from the Group.

All B Shares which are redeemed will be cancelled and will not be reissued.

(b) Manner in which Members may redeem their B Shares

Members who have made an Evergreen Election to redeem will have their January 2005 B Shares redeemed automatically and will have cash sent to them in

accordance with paragraph 9 below unless they change or cancel their election in accordance with paragraph 3 above.

All other Members (including those who have made an Evergreen Election but change it in accordance with paragraph 3 above) may elect during the Election Period to redeem the January 2005 B Shares and any B Shares that may be issued in the future, for cash by completing the Redemption/Conversion Mandate in the prescribed manner and ensuring that it is received by the Registrars by the Prescribed Time (mandates received after this time will not be processed except at the discretion of the Company).

Holders of B Shares may also elect to redeem for cash the B Shares currently held by them in certificated form by completing the election mandates printed on the reverse side of their existing B Share certificates and ensuring that they are received by the Registrars by the Prescribed Time (mandates received after this time will not be processed except at the discretion of the Company).

Members holding existing B Shares in CREST should note the provisions of paragraph 4 regarding steps to be taken for the redemption of existing holdings of B Shares in CREST.

The Company reserves the right at its sole discretion to reject any Redemption/ Conversion Mandates or other election mandates if redemption pursuant to them would be illegal.

6. Conversion offer

The Company offers to convert into Ordinary Shares all B Shares currently in issue and all the January 2005 B Shares, in accordance with provisions of this paragraph 6 and paragraph 9 below.

(a) Manner in which Members may convert their B Shares

Members who have made an Evergreen Election to convert will have their January 2005 B Shares converted automatically into Ordinary Shares and have certificates in respect of these Ordinary Shares sent to them or have their CREST accounts credited in accordance with paragraph 9 below, unless they change or cancel their election prior to the Prescribed Time and in accordance with paragraph 3 above.

All other Members (including those who have made an Evergreen Election but change it in accordance with paragraph 3 above) may elect during the Election Period to convert their January 2005 B Shares and any B Shares that may be issued in the future, into Ordinary Shares by completing the Redemption/ Conversion Mandate and ensuring it is received by the Registrars by the Prescribed Time (mandates received after this time will not be processed except at the discretion of the Company).

Holders of B Shares may also elect to convert into Ordinary Shares the B Shares currently held by them in certificated form by completing the election mandate printed on the reverse side of their existing B Share certificate and ensuring that they are received by the Registrars by the Prescribed Time (mandates received after this time will not be processed except at the discretion of the Company).

Members holding existing B Shares in CREST should note the provisions of paragraph 4 regarding steps to be taken for the conversion of existing holdings of B Shares in CREST.

The Company reserves the right at its sole discretion to reject any Redemption/ Conversion Mandates or other election mandates if conversion pursuant to them would be illegal.

(b) Manner in which the conversion will be performed and calculated

During the Election Period or a Future Election Period, and in accordance with the terms and conditions of the Conversion Offer or the relevant Future Conversion Offer (as the case may be), holders of B Shares may elect to exercise their Conversion Right.

Article 6A(e) of the Company's articles of association provides that holders of B Shares exercising their Conversion Right, subject to the terms and conditions of the Conversion Offer or any Future Conversion Offer (as the case may be), will be entitled to the number of Ordinary Shares as are calculated by reference to the following formula:

$$NO = (NB \div 10) \div CSV$$

where:

NO is the number of Ordinary Shares a holder of B Shares is entitled to on conversion, on the basis that fractions are rounded down to the nearest whole number;

NB is the number of B Shares which the holder of B Shares has elected to convert; and

CSV is the Conversion Share Value in pence.

The Conversion Share Value in respect of this Election Period will be 250 pence.

The Company will, at its discretion, perform or procure the performance of the conversions in any manner permitted in Article 6A(e) of the Company's articles of association.

No Member shall be entitled to a fraction of an Ordinary Share on conversion of B Shares; as a result all fractional entitlements (namely, the balance of the B Shares held by any Shareholder which were insufficient to convert into Ordinary Shares) shall be consolidated with those B Shares of other Members which also constitute fractional entitlements, and the shares so resulting shall be converted into Ordinary Shares as set out in Article 6A(e) of the Company's articles of association. The Ordinary Shares resulting from the consolidation of such fractional entitlements will then be sold and the net proceeds of the sale will be held on account for the Members (the Proceeds) by the Registrars in proportion to each Member's respective entitlements. Unless Members request the return of their proportion of the Proceeds, they will be rolled over to be used (when sufficient and at such time as the Board deems appropriate), together with all fractional entitlements rolled forward from previous scrip dividends currently held by the Registrars on the Members' behalf, to obtain Ordinary Shares for such Members in the future.

7. Number of B Shares that may be redeemed or converted and Evergreen Elections

The Redemption/Conversion Mandate allows an Evergreen Election to be made either to redeem for cash or convert into Ordinary Shares the January 2005 B Shares and all B Shares that may be issued by the Company in the future. In addition, when sufficient funds are available in a Shareholder's account and the Shareholder has made an election to convert B Shares, those funds will also be converted into Ordinary Shares.

Shareholders who wish to redeem and/or convert only some of the B Shares currently held by them and/or some of the January 2005 B Shares to be issued to them, or who wish to redeem or convert either part of the B Shares currently held by them and/or all or part of the January 2005 B Shares to be issued to them only (not future issues of B Shares) should contact the Registrars by calling 0870 703 0162 between 8.30 a.m. and 5.30 p.m. on any Business Day before the Prescribed Time to obtain the necessary form which is to be

completed and received by the Registrars by the Prescribed Time.

8. Retention of B Shares, future redemption and conversion opportunities, and future B Share issues

Holders of B Shares who wish to retain their current holding of B Shares and the January 2005 B Shares should take no action. Shareholders who have previously completed an Evergreen Election in relation to B Shares but who now wish to retain their January 2005 B Shares should cancel their election pursuant to paragraph 3 (above) prior to the Prescribed Time.

As long as there is a tax benefit in doing so, the Company expects to offer B Shares rather than dividends on an ongoing basis. Future Election Periods are expected to be set to allow redemptions and conversions in the months of January and July on a yearly basis. Shareholders will on such occasions be able to redeem or convert any retained B Shares.

9. Dealings and despatch of documents and method of redemption payments

Shareholders who have not previously made an Evergreen Election and who do not complete a Redemption/Conversion Mandate prior to the Prescribed Time will, as condition of issue of the January 2005 B Shares, be sent a B Share certificate on or within five Business Days of January 4, 2005, or will have their CREST accounts credited with B Shares on January 4, 2005 depending on whether or not they hold any B Shares through CREST on the Record Date. Those Members with CREST Currently Held B Shares will have their B Shares issued directly into CREST if they have not previously made an Evergreen Election and do not complete a Redemption/Conversion Mandate.

Shareholders who have elected to redeem their B Shares in accordance with the terms and conditions of the Redemption Offer will be sent redemption payment cheques or have their CREST accounts credited with the redemption payment on January 5, 2005 depending on whether they hold their Ordinary Shares in CREST on the Record Date.

If Shareholders have previously instructed the Company to pay dividends to them directly into designated accounts and if these instructions are still valid (``Standing Instructions'') redemption payments will be made to them in accordance with their Standing Instructions. Shareholders who have not established Standing Instructions and who wish to receive their redemption payment in an account or in a specified manner should contact the Registrars by calling 0870 703 0162 between 8.30 a.m. and 5.30 p.m. on any Business Day to request a Standing Instructions form or alternatively should visit the Investors section of the Group's website www.rolls-royce.com to obtain the form. This form must be completed and received by the Registrars no later than 5 Business Days before the Prescribed Time in order to be effective for this issue of B Shares.

As a condition of issue, Shareholders who have elected to convert their B Shares in accordance with the terms and conditions of the Conversion Offer will have sent to them share certificates in respect of their Ordinary Shares on or within five Business Days of January 5, 2005, or will have their CREST accounts credited with the Ordinary Shares on January 5, 2005 depending on whether they hold their Ordinary Shares in certificated or uncertificated form on the Record Date. The number of Ordinary Shares sent or credited to the Shareholder will be based upon the number of January 2005 B Shares to be issued to them together with the number of B Shares currently held by such Shareholder which the Shareholder elects to convert in accordance with paragraph 4.

All certificates, cheques and other documents in relation to the B Shares will be dispatched to Members at their risk and any B Share and/or Ordinary Share certificates sent by the Company to Members will be dispatched at the Members' own risk. In the case of joint Members, all documents will be posted to the registered address of the first named Member (as applicable) on the Company's

register of Members.

Temporary documents of title will not be issued and the documents of title issued are not renounceable.

Pending dispatch of definitive share certificates or crediting of CREST accounts, transfers of B Shares which have not been redeemed or converted will be certified against the B Shareholder register held by the Registrars.

10. Return of funds

The Registrars shall return to those Shareholders electing to redeem their January 2005 B Shares and those who do not make any election, all funds held by the Registrars on each such Shareholder's behalf arising from their respective fractional entitlements on previous scrip dividends (if applicable) and conversion offers previously offered by the Company.

11. General

All questions as to validity, form and eligibility in relation to the Redemption/Conversion Mandate, the mandate on the reverse of B Share certificates and CREST USE instructions, will be determined by the Company (which may delegate this power in whole or part to the Registrars) and such determination shall be final and binding.

No authority conferred by or agreed to by execution of the Redemption/ Conversion Mandate, the mandate on the reverse of B Share certificates and CREST USE instructions, shall be affected by, and all such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholders shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholders.

B Shares will be in registered form and may be settled through CREST if in uncertificated form. Future redemptions and conversions of B Shares may take place via CREST.

The expenses of, or in connection with, the issue of the January 2005 B Shares are estimated to amount to approximately £100,000 (excluding value added tax, if any).

12. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption and Conversion Offer or subsequent disposal of B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem B Shares or otherwise dispose of any shares in the Company to satisfy himself or herself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption or conversion of B Shares constitutes an invitation or offer to redeem or convert B Shares in any jurisdiction in which such invitations or offers are unlawful.

In the event that the Board is advised that the allotment and/or issue of B Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require the Company to obtain governmental or

other consent, or effect any registration, filing or other formality with which, in the opinion of the Company, it would be unable to comply or which it regards as unduly onerous, the Company will have the right to issue the B Shares to which such Shareholders are entitled, to a nominee on behalf of such Shareholders which nominee shall be entitled to sell or redeem such B Shares for cash with the net proceeds of such sale or redemption (as the case may be) being remitted to such Shareholders. Any remittance of the net proceeds of sale or redemption shall be at the risk of the relevant Shareholder.

In particular, but without prejudice to the generality of the foregoing, the B Shares, and the Ordinary Shares into which they may be converted, have not been and will not be registered under the US Securities Act of 1933 (as amended) or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

This document is not a Securities Sales Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 as amended and has not been filed or approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German authority under the relevant laws.

Prices and values of, and income from, shares may go down as well as up. It should be noted that past performance is not a guide for future performance. Persons needing advice should consult an independent professional adviser.

PART 2: TAXATION

United Kingdom Taxation

The following paragraphs, which are intended as a guide only, are based on current UK legislation and published Inland Revenue practice at the date of this document and are therefore subject to change. They only summarise certain limited aspects of the UK taxation treatment of the proposed issue of B Shares. They relate only to the position of Shareholders who are resident or ordinarily resident in the UK for tax purposes, who will hold their B Shares as an investment and are the absolute beneficial owners of the B Shares. This section is not intended to be, and should not be construed to be, legal or taxation advice to any particular Shareholder. If you are in any doubt as to your taxation position, you are recommended to seek your own taxation advice immediately from an independent professional adviser.

The issue of B Shares

1. The allotment and issue of B Shares will not itself create any charge to UK income tax or UK taxation of chargeable gains.

2. For the purposes of UK taxation of chargeable gains, the allotment and issue of B Shares by the Company will be treated as a reorganisation of its share capital. Accordingly:

(a) a Shareholder receiving an entitlement to B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason thereof;

(b) the B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of B Shares and Ordinary Shares (together the ``New Holding'') will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(c) on a subsequent disposal (including a redemption) of the whole or part of the New Holding, the Shareholder's base cost in respect of the New Holding will

be apportioned between the Ordinary Shares and the B Shares by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for one or both classes of shares, as derived from the Official List.

Redemption of B Shares

3. The payment by the Company of the nominal value of the B Shares on their redemption will not constitute an income distribution for UK tax purposes. Accordingly:

(a) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for UK tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(b) a Shareholder who disposes of the whole or part of that Shareholder's holding of B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the B Shares is calculated in the manner described at paragraph (2)(c) above.

4. Where the Shareholder is an individual:

(a) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(b) if a Shareholder acquired his existing Ordinary Shares on June 23, 2003, as a result of the Company being introduced as the new holding company of the Group in place of the previous holding company Rolls-Royce plc, and that Shareholder had acquired the Ordinary Shares in Rolls-Royce plc (which were cancelled and replaced with his existing Ordinary Shares) prior to April 1, 1998, indexation allowance will be available in respect of part of the base cost in the existing Ordinary Shares (apportioned to the B Shares in the manner described in paragraph (2)(c) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his Rolls-Royce plc shares after March 31, 1998 or acquired his existing Ordinary Shares after June 23, 2003. In either of these cases taper relief may apply so that the effective rate of capital gains tax on any gain on a redemption of B Shares by an individual will be reduced the longer existing Ordinary Shares (and any prior holding of shares in Rolls-Royce plc) and then the B Shares are held, up to a maximum of ten years.

5. Set out below are two examples of the capital gains tax computation on a redemption of B Shares by an individual. However, the actual calculation would depend on the tax position of each Shareholder and Shareholders should consult their professional advisers. The examples are for illustrative purposes only and the prices used are not intended to relate to the actual price of the Ordinary Shares.

In the examples, it is assumed that fifty B Shares (issued in respect of one Ordinary Share) are held. It is also assumed that the market quotation of the Ordinary Shares immediately after the bonus issue of B Shares is 350 pence each and that the market value of the B Shares at the same time is 0.1 pence each.

Example 1

If the historic cost for capital gains tax purposes of the Ordinary Shares was 275 pence each, then ignoring indexation and taper relief:

	Pence
Proceeds from redemption of fifty B Shares = (50 x 0.1)	5.00
Cost of fifty B Shares = 275 x ((50 x 0.1)/(350 + (50 x 0.1))	3.87
Unindexed gain before any indexation allowance or taper relief	1.13

Example 2

If the historic cost for capital gains tax purposes of the Ordinary Shares was 450 pence each, then:

	Pence
Proceeds from redemption of fifty B Shares = (50 x 0.1)	5.00
Cost of fifty B Shares = 450 x ((50 x 0.1)/(350 + (50 x 0.1))	6.34
Allowable loss	(1.34)

Conversion of B Shares

6. A Shareholder who elects to convert his B Shares into Ordinary Shares pursuant to the Conversion Option will not be treated as making a disposal of his B Shares. Instead ``roll-over'' treatment should apply, which means the Ordinary Shares will be treated for the purposes of taxation on chargeable gains as the same asset as the B Shares and as having been acquired at the same time as the B Shares were treated as acquired.

7. If a Shareholder becomes entitled to receive a further Ordinary Share pursuant to the Company's proposed method of dealing with fractional entitlements to Ordinary Shares arising on conversion or carried forward under the Company's Scrip Dividend arrangements (i.e. the Shareholder has sufficient cash held by the Registrars to entitle him to an Ordinary Share), such additional share is likely, in practice, to be treated as receiving the ``rollover'' treatment discussed above, rather than being treated as a separate cash subscription for an Ordinary Share.

8. No charge to income tax should arise in relation to the conversion of B Shares pursuant to the Conversion Option. If, in relation to a Shareholder's entitlement in respect of fractions, the Registrars pay to him the cash held on his behalf (rather than issuing him with an Ordinary Share once he has a sufficient cash entitlement - as discussed above), in practice the amount of that cash is likely to be treated not as the proceeds of a part disposal but as reducing the base cost of the Shareholder's Ordinary Shares by an amount equal to the cash received.

9. A Shareholder who subsequently disposes of Ordinary Shares may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised.

Stamp duty and stamp duty reserve tax

10. No stamp duty or stamp duty reserve tax should arise on the issue, redemption or conversion of B Shares.

Dividends

11. The United Kingdom tax treatment of dividends paid on the B Shares will be the same as the tax treatment of dividends paid on the Ordinary Shares. Accordingly under current tax law, the Company will not be required to withhold

tax at source from dividend payments it makes on the B Shares and will therefore not assume responsibility for the withholding of tax at source.

(a) Individuals

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company on a B Share will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the ``gross dividend'') which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10% of the ``gross dividend'' (i.e. the tax credit will be one-ninth of the amount of the dividend).

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

A UK resident shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5%. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5% of the gross dividend (an effective tax rate of 25% of the net cash dividend received).

(b) Companies

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from the Company on a B Share. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) Pension funds and charities

UK pension funds and charities will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company on a B Share.

Section 703 of the Income and Corporation Taxes Act 1988 (ICTA)

12. There is an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe that a person obtains a tax advantage in consequence of certain transactions in securities. Were the Inland Revenue to seek to apply section 703 ICTA to the B Share proposals, one possible effect would be to tax the redemption proceeds as income. However, in the opinion of the Company and its taxation advisers, the B Share proposals are such that section 703 ICTA should not apply to Shareholders.

United States Taxation

The following paragraphs contain a summary based on present law of the material US federal income tax consequences relevant to the receipt and ownership of B Shares and, following a conversion, Ordinary Shares. The discussion addresses only beneficial owners that are US persons (within the meaning of section 701 (a)(30) of the Internal Revenue Code) that will hold B Shares and Ordinary Shares as capital assets and use the US dollar as their functional currency (``US Holders''). The discussion does not consider the circumstances of holders subject to special rules. Shareholders should consult their own tax advisers regarding their specific circumstances.

Taxation on receipt, redemption or conversion of B Shares

1. The receipt of the B Shares by a US Holder will be taxable as a dividend in an amount equal to the fair market value of the B Shares received whether or

not the B Shares are immediately redeemed or converted. The dividend generally will be included in the gross income of a US Holder as ordinary income from foreign sources and generally will constitute ``qualified dividend income'' to eligible non-corporate US Holders subject to tax at the favourable rates generally applicable to long-term capital gains. A US Holder's tax basis in B Shares will equal the US dollar amount included as a dividend.

A US Holder who elects for immediate redemption of B shares will have no additional US tax consequences.

2 A US Holder who receives B Shares and elects for the Company to redeem them at a later date may be treated as receiving a further dividend in an amount equal to the redemption proceeds (converted into US dollars at the spot rate on the date of receipt) unless the redemption results in a meaningful reduction of such holders proportionate interest in the Company. If redemption proceeds are included in gross income as a dividend, a US Holder's tax basis in the redeemed B Shares would be added to such shareholder's remaining B Shares and/or Ordinary Shares. If a redemption of B Shares results in sale treatment, the US Holder would be subject to the same rules as are described in ``Sale or other disposition of B Shares and Ordinary Shares'' below. It is not possible to say which treatment will apply as this depends, amongst other things, on the elections to redeem or convert B Shares made by other Shareholders. US Holders are urged to consult their own tax advisers regarding the specific tax consequences of tendering issued and outstanding B Shares for redemption.

3. Conversion of B Shares into Ordinary Shares, either at the time of issue or at a later date, should have no consequences for a US Holder. The tax basis of Ordinary Shares received on conversion of B Shares will equal the US Holder's adjusted tax basis in the converted B Shares (less any basis in respect of B Shares attributable to a fraction of an Ordinary Share). A US Holder's holding period in the Ordinary Shares will include the holding period of the converted B Shares.

Dividends paid on B Shares

4. Cash dividends paid in respect of outstanding B Shares generally will be included in the gross income of a US Holder (converted into US dollars at the spot rate on the date of receipt) as ordinary income from foreign sources and will constitute ``qualified dividend income'' to non-corporate US Holders.

Sale or other disposition of B Shares and Ordinary Shares

5. A US Holder generally will recognise capital gain or loss arising from US sources on the sale or other disposition of B Shares or Ordinary Shares equal to the difference between the US dollar value of the amount realised from such sale or other disposition (generally converted at the spot rate on the date of receipt) and the US Holder's adjusted tax basis (determined in US dollars) for such B Shares or Ordinary Shares. The deductibility of capital losses is subject to limitations.

Foreign exchange gain or loss

6. Dividends and proceeds of redemption or sale that are paid in pounds sterling generally will be taken into account for tax in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. A US Holder's tax basis in pounds sterling will equal such US dollar amount. Any gain or loss realised on a subsequent conversion of the pounds sterling for a different amount will be US source ordinary income or loss.

Backup withholding and information reporting

7. Backup withholding and information reporting may apply to dividends paid in respect of B Shares and Ordinary Shares (including the initial distribution of

B Shares) or the proceeds received on the sale or exchange of B Shares or Ordinary Shares by non-corporate US Holders.

Other overseas Shareholders

This summary only considers UK and US taxation. Any other overseas Shareholders should seek tax advice in their jurisdiction of residency.

PART 3: DEFINITIONS

The following terms apply throughout this document unless the context otherwise requires.

ACT	means advance corporation tax;
Admission	means admission of the B Shares to the Official List becoming effective in accordance with the Listing Rules of the UK Listing Authority and to trading on the London Stock Exchange;
AGM or Annual General Meeting	means the Annual General Meeting of the Company held on May 5, 2004;
B preferential dividend	means the non-cumulative preferential dividend to be paid to holders of the B Shares more fully set out in paragraph 2 of Part 1 of this document;
B Shares	means the non-cumulative redeemable convertible preference shares of 0.1 pence each in the capital of the Company issued from time to time on the terms and conditions set out in this document;
B Shareholder	means a holder of B Shares on the date of this document;
Board or Directors	means the directors of the Company as at the date of this document and from time to time;
Business Day	means a day upon which pounds sterling deposits may be dealt in on the London interbank market and commercial banks are generally open in London;
Calculation Period	means each six-monthly period ending on the last day in June and December each year by reference to which the B preferential dividend is calculated;
Companies Act	means the Companies Act 1985 (as amended);
Company	means Rolls-Royce Group plc;
Conversion Offer	means the offer made by the Company in paragraph 6 of Part 1 of this document to convert any or all of the B Shares in issue and January 2005 B Shares into Ordinary Shares on the terms and conditions set out in this document;
Conversion Right	means the right of holders of B Shares to convert their B Shares into Ordinary Shares when the Company makes the Conversion Offer or a Future Conversion Offer, more fully set out in paragraph 6 of Part 1 of this document;
Conversion Share Value	means the arithmetical mean (rounded down to the nearest whole number) of the middle market quotations

	expressed in pence as derived from the daily Official List for one Ordinary Share for the period of any five consecutive dealing days chosen by the Company to end before the commencement of the Election Period or any Future Election Period (as applicable);
Corporation under Foreign Control	means any corporation (other than a Foreign Corporation): (a) of which one third or more of the directors (or persons occupying the position of directors by whatever name called) are Foreign Individuals or Foreign Corporations or are accustomed to act in accordance with the suggestions, instructions or directions of Foreign Individuals or Foreign Corporations; and (b) of which shares carrying more than 30 per cent of the votes which are ordinarily eligible to be cast on a poll at general meetings of the corporation are for the time being held by Foreign Individuals or Foreign Corporations;
CREST	means the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator;
CREST Currently Held B Shares	means B Shares that are held in CREST on the Record Date;
Election Period	means the period during which all holders of B Shares may elect for any of the B Shares (including the January 2005 B Shares) issued to them to be redeemed for cash or converted into Ordinary Shares in accordance with the terms and conditions of the Redemption and Conversion Offer commencing on October 25, 2004, and ending at the Prescribed Time;
Evergreen Election	means an election made by Shareholders to either redeem or convert all B Shares issued to them from time to time, until such time as the Shareholder cancels that election in the prescribed manner;
Foreign Corporation	means: (a) any corporation other than a corporation which is incorporated under the laws of any part of and which has its principal place of business and central management and control in the United Kingdom; (b) a government or government department or government agency or body other than of the United Kingdom or any part thereof; and (c) any municipal, local statutory or other authority or any undertaking or body established in any country other than the United Kingdom;
Foreign Individual	means any individual who is not a British citizen, a British Dependent Territories citizen or a British Overseas citizen by virtue of the British Nationality Act 1981;
Future Conversion Offer	means any offer (other than the Conversion Offer) made by the Company after the expiry of the Conversion

Offer, to convert B Shares into Ordinary Shares;

Future Redemption Offer	means any offer (other than the Redemption Offer) made by the Company after the expiry of the Redemption Offer, to redeem B Shares for cash;
Future Election Period or Periods	means any period or periods after the Election Period when the Company gives holders of B Shares an opportunity to redeem and/or convert B Shares;
Group	means the Company and its subsidiary undertakings (as defined in the Companies Act) from time to time;
January 2005 B Shares	means the B Shares to be issued on January 4, 2005 to Shareholders holding Ordinary Shares on the Record Date;
Members	means Shareholders and holders of B Shares;
LIBOR	means London inter-bank offered rate for six month deposits in pounds sterling per annum which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying LIBOR of leading banks for pounds sterling deposits) at or about 11.00 a.m. (London time) on the relevant date;
London Stock Exchange	means London Stock Exchange plc;
Official List	means the Official List of the UK Listing Authority;
Ordinary Shares	means ordinary shares of 20 pence each in the share capital of the Company;
Prescribed Time	means no later than 5.00 p.m. on December 6, 2004;
Proceeds	means the net proceeds of the sale of the Ordinary Shares resulting from the consolidation of fractional entitlements only on the conversion of B Shares;
Record Date	means October 15, 2004, being the record date for the proposed bonus issue of B Shares to take place in January 2005;
Redemption/Conversion Mandate	means the form that allows Shareholders to elect to either redeem all their B Shares or convert all their B Shares (other than their existing holding) during the Election Period subject to the conditions referred to therein;
Redemption Offer	means the offer made by the Company in paragraph 5 of Part 1 of this document to redeem any or all of B Shares currently in issue and the January 2005 B Shares for cash on the terms and conditions set out in this document;
Redemption Right	means the right of holders of B Shares to redeem their B Shares for cash when the Company makes the Redemption Offer or a Future Redemption Offer, more fully set out in paragraph 5 of Part 1 of this document;
Redemption and Conversion Offer	means the Redemption Offer and the Conversion Offer;

Registrars	means Computershare Investor Services PLC, or such other agent as the Company may appoint from time to time;
Shareholder	means a holder of Ordinary Shares;
UK orUnited Kingdom	means the United Kingdom of Great Britain and Northern Ireland; and
US or United States	means the United States of America and its territories and possessions, any state of the United States of America and the District of Columbia.

END

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